UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of November 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

François Bertreau is appointed Chief Operating Officer

Paris, November 19, 2012. François Bertreau joins Veolia Environnement and has been appointed Chief Operating Officer of Veolia Environnement, effective December 1st, 2012.

François Bertreau will be responsible for accelerating the company’s transformation, in line with the strategy announced by Antoine Frérot, Chairman and Chief Executive Officer, in December 2011. Mr. Bertreau will be in charge of putting in place the company’s new organizational structure, industrializing its processes and introducing the cost-saving measures that will result in the new Veolia.

François Bertreau, 57, holds an MBA from INSEAD. He began his career as an account manager with Crédit National in 1981 and then joined the Boston Consulting Group in 1985. He moved to Technal, a subsidiary of the Alcan group, in 1988, and became Managing Director in 1991. In 1996, he was appointed Director of Business Development and Marketing Strategy for Aster, the special steels branch of Usinor. In 1998, Mr. Bertreau joined the Norbert Dentressangle group as Managing Director of the Logistics Division and in 2008 was appointed Chairman of the company’s Executive Board and Chief Executive Officer. He saw through the transformation of the Norbert Dentressangle group’s businesses and its international expansion.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €29.6 billion* in 2011.
www.veolia.com
* Excluding VeoliaTransdev revenues currently under divestment

Contacts

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  November 20, 2012

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot
Name: Antoine Frérot Title: Chairman and Chief Executive Officer